DIRECCIÓN CORPORATIVA DE FINANZAS

SUBDIRECCIÓN DE TESORERÍA

GERENCIA DE FINANCIAMIENTOS E INVERSIONES

September 27, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

ATTN: J. Elizabeth Packebusch

Re:	Petróleos Mexicanos
Registration Statement on Form F-4 (Commission File No. 333-274605)

Ladies and Gentlemen:

On behalf of Petróleos Mexicanos, I hereby request that the effectiveness of the above-captioned Registration Statement on Form F-4 be accelerated to 3:00 p.m. on September 29, 2023, or as soon thereafter as practicable.

Petróleos Mexicanos acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Petróleos Mexicanos from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Petróleos Mexicanos may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Petróleos Mexicanos requests that we be notified of such effectiveness by a phone call to Jorge U. Juantorena of Cleary Gottlieb Steen & Hamilton LLP, counsel to Petróleos Mexicanos, at +1 (212) 225-2758 and that such effectiveness also be confirmed in writing.

[Signature page follows]

Very truly yours,

PETRÓLEOS MEXICANOS

By:	/s/ José Alberto Jiménez Hernández
Name: José Alberto Jiménez Hernández
Title: Associate Managing Director of Finance of Petróleos Mexicanos

[Signature page to F-4 Acceleration Request]